NIGHTCULTURE, INC.
6400 RICHMOND AVE.
HOUSTON, TEXAS 77057
TELEPHONE (832) 535-9070

March 15, 2013

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Heather Clark

	RE:	NightCulture, Inc.
Item 4.01 Form 8-K
Filed March 6, 2013
File No. 000-49648

Dear Ms. Clark:

Set forth below are the Staff’s comments, as set forth in the Staff’s letter dated March 11, 2013, followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.

1.	Please amend your Form 8-K to include the required letter from your former auditor.

Company Response:

We have filed an amended Form 8-K and have included as an exhibit to said amended Form 8-K the letter required from the former auditor.

2.
We note that you sent a letter to your former auditor in which “they” confirmed the termination of the auditor-client relationship. In this regard, it is unclear whether your former auditor resigned, declined to stand for re-election, or was dismissed. Please amend your Form 8-K to explicitly state whether your former auditor resigned, declined to stand for re-election, or was dismissed. Also, indicate whether the decision to change auditors was recommended or approved by your board of directors. Refer to Items 304(a)(1)(i) and (iii) of Regulation S-K.

Company Response:

The Form 8-K, as amended, has been revised to clarify that the former auditor was “dismissed” and to indicate that the dismissal was approved by our board of directors.

3.
Disclose whether the former auditor’s report on your financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification

U.S. Securities and Exchange Commission
March 15, 2013

Company Response:

The Form 8-K, as amended, has been revised to clarify that the former auditor’s report on our financial statement for each of the past two years did not contain an adverse opinion, a disclaimer of opinion nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles, other than a going concern qualification which is described in the amended Form 8-K.

4.
Please revise the second paragraph under Item 4.01 (a) to state whether, during your two most recent fiscal years and any subsequent interim period (through the date the relationship with your former auditor ended), you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure. See Item 304(a)(1)(iv) of Regulation S-K.

Company Response:

The Form 8-K, as amended, has been revised to clarify that, during the two most recent fiscal years and any subsequent interim period, we had no disagreements with our former auditors on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure.

5.
Please revise the second paragraph under Item 4.01 (b) to state whether, during your two most recent fiscal years and any subsequent interim period (through the date of hire of your new auditor) you consulted with MaloneBailey LLP regarding either: (i) the application of accounting principles to a specified transaction, either contemplated or proposed, (ii) the type of audit opinion that might be rendered on your financial statements, or (iii) any matter that was either the subject of a disagreement between you and Hood & Co.as described in Item 304(a)(1)(iv) of Regulation S-K or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K.

Company Response:

The Form 8-K, as amended, has been revised to clarify that, during the two most recent fiscal years and any subsequent interim period, we did not consult with MaloneBailey LLP regarding either (i) the application of accounting principles to a specified transaction, either contemplated or proposed, (ii) the type of audit opinion that might be rendered on our financial statements, or (iii) any matter that was either the subject of a disagreement between our company and our former auditor or a reportable event as described in Item 304(a)(1(v) of Regulation S-K.

U.S. Securities and Exchange Commission
March 15, 2013

Acknowledgements

The Company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

Please address any comments or questions to the undersigned at the address set forth above.

Sincerely,
/s/ Michael Long
Michael Long
President